Exhibit 99.1

Ctrip Reports Unaudited First Quarter of 2019 Financial Results

Shanghai, China, May 22, 2019 - Ctrip.com International, Ltd. (Nasdaq: CTRP) (“Ctrip” or the “Company”), a leading provider of online travel and related services, including accommodation reservation, transportation ticketing, packaged tours and in-destination services, corporate travel management, and other travel-related services, today announced its unaudited financial results for the first quarter ended March 31, 2019.

Key Highlights for the First Quarter of 2019

•                                Ctrip reported strong financial results for the first quarter of 2019.

•                      Net revenue increased by 21% year-over-year to RMB8.2 billion (US$1.2 billion) in the first quarter of 2019.

•                      Income from operations increased by 50% year-over-year to RMB885 million (US$132 million). Excluding share-based compensation charges, non-GAAP income from operations increased by 42% year-over-year to RMB1.4 billion (US$204 million) in the first quarter of 2019.

•                                Ctrip’s international businesses sustained robust growth momentum.

•                      Skyscanner’s direct booking program continued its strong momentum, having achieved approximately 250% growth in bookings year-over-year in the first quarter of 2019.

•                      The growth rate of the international hotel business and international air business (excluding the Skyscanner business) in the first quarter of 2019 more than doubled that of the China outbound traffic growth in the same period.

•                      In the first quarter of 2019, revenue generated from international business accounted for approximately 35% of total revenue.

•                                Ctrip increased its presence in lower-tier cities in China.

•                      Ctrip branded low-star hotel room-nights increased approximately 60% year-over-year in the first quarter of 2019.

•                      Gross merchandise value, or GMV, of the offline stores experienced triple-digit year-over-year growth in the first quarter of 2019.

“Ctrip delivered solid results in the first quarter of 2019. We are seeing both healthy revenue growth and non-GAAP operating margin expansion,” said Jane Sun, Chief Executive Officer. “Not only do we listen to our customers, we also lead the market as new opportunities emerge. We align our strategy in a prudent manner to suit the market. The great results reflect our determination to create the best travel experience through Ctrip’s one-stop travel platform in the world.”

“We are pleased that our first quarter results reflected our faith in the outlook of the travel industry in China as well as our own ability to execute and embrace the changes in this industry,” said James Liang, Executive Chairman. “We primarily empower our growth organically and create long-term value to stakeholders, focusing on expanding customer base and deepening user engagement. We also have achieved an excellent record of global strategic investments and collaborations. We are excited about our recent MakeMyTrip investment and look forward to achieving greater success and creating more value to our shareholders in the future.”

First Quarter of 2019 Financial Results and Business Updates

For the first quarter of 2019, Ctrip reported net revenue of RMB8.2 billion (US$1.2 billion), representing a 21% increase from the same period in 2018. Net revenue for the first quarter of 2019 increased by 8% from the previous quarter, primarily due to seasonality.

Accommodation reservation revenue for the first quarter of 2019 was RMB3.0 billion (US$450 million), representing a 21% increase from the same period in 2018, primarily driven by an increase in accommodation reservation volume. Accommodation reservation revenue for the first quarter of 2019 increased by 14% from the previous quarter, primarily due to seasonality.

Transportation ticketing revenue for the first quarter of 2019 was RMB3.4 billion (US$500 million), representing a 16% increase from the same period in 2018, primarily driven by an increase in ticketing volume. Transportation ticketing revenue for the first quarter of 2019 decreased by 2% from the previous quarter.

Packaged-tour revenue for the first quarter of 2019 was RMB1.0 billion (US$156 million), representing a 25% increase from the same period in 2018, primarily driven by an increase in volume of organized tours and customized tours. Packaged-tour revenue for the first quarter of 2019 increased by 45% from the previous quarter, primarily due to seasonality.

Corporate travel revenue for the first quarter of 2019 was RMB238 million (US$35 million), representing a 32% increase from the same period in 2018, primarily driven by expansion in travel product coverage. Corporate travel revenue for the first quarter of 2019 decreased by 15% from the previous quarter, primarily due to seasonality.

Gross margin was 79% for the first quarter of 2019, compared to 82% in the same period in 2018, and remained consistent with that for the previous quarter.

Product development expenses for the first quarter of 2019 increased by 18% to RMB2.5 billion (US$379 million) from the same period in 2018, primarily due to an increase in product development personnel related expenses. Product development expenses decreased by 6% from the previous quarter, primarily due to a decrease in product development personnel related expenses. Product development expenses for the first quarter of 2019 accounted for 31% of the net revenue for the same period. Excluding share-based compensation charges, non-GAAP product development expenses for the first quarter of 2019 accounted for 28% of the net revenue for the same period, which decreased from 29% for the same period of 2018 and 33% for the previous quarter.

Sales and marketing expenses for the first quarter of 2019 increased by 6% to RMB2.2 billion (US$331 million) from the same period in 2018, primarily due to an increase in sales and marketing personnel related expenses. Sales and marketing expenses decreased by 15% from the previous quarter, primarily due to a decrease in sales and marketing related activities. Sales and marketing expenses for the first quarter of 2019 accounted for 27% of the net revenue for the same period. Excluding share-based compensation charges, non-GAAP sales and marketing expenses for the first quarter of 2019 accounted for 27% of the net revenue for the same period, which decreased from 31% in the same period in 2018 and 34% in the previous quarter.

General and administrative expenses for the first quarter of 2019 increased by 28% to RMB824 million (US$123 million) from the same period in 2018, primarily due to an increase in general and administrative personnel related expenses, including share-based compensation charges. General and administrative expenses increased by 3% from the previous quarter. General and administrative expenses for the first quarter of 2019 accounted for 10% of the net revenue for the same period. Excluding share-based compensation charges, non-GAAP general and administrative expenses accounted for 8% of the net revenue for the same period, which remained consistent with those for the same period in 2018 and the previous quarter.

Income from operations for the first quarter of 2019 was RMB885 million (US$132 million), compared to income from operations of RMB590 million in the same period in 2018 and loss from operations of RMB189 million in the previous quarter. Income from operations increased by 50% year-over-year in the first quarter of 2019. Excluding share-based compensation charges, non-GAAP income from operations was RMB1.4 billion (US$204 million), compared to RMB966 million in the same period in 2018 and RMB261 million in the previous quarter. Non-GAAP income from operations increased by 42% year-over-year in the first quarter of 2019.

Operating margin was 11% for the first quarter of 2019, compared to 9% in the same period in 2018, and -3% in the previous quarter. Excluding share-based compensation charges, non-GAAP operating margin was 17%, compared to 14% in the same period in 2018 and 3% in the previous quarter.

Income tax expense for the first quarter of 2019 was RMB677 million (US$101 million), compared to RMB179 million in the same period of 2018 and RMB35 million in the previous quarter. The change in our effective tax rate primarily reflected certain non-taxable income of the fair value changes in equity securities investments.

Net income attributable to Ctrip’s shareholders for the first quarter of 2019 was RMB4.6 billion (US$687 million), compared to net income attributable to Ctrip’s shareholders of RMB1.1 billion in the same period in 2018 and net loss attributable to Ctrip’s shareholders of RMB1.2 billion in the previous quarter, mainly due to the RMB3.3 billion gain from fair value changes in equity securities investments, gains recognized for several investing activities, and a reversal of an investment provision made in previous years. Excluding share-based compensation charges and fair value changes of equity securities investments, non-GAAP net income attributable to Ctrip’s shareholders was RMB1.8 billion (US$260 million), compared to RMB2.1 billion in the same period in 2018 and RMB513 million in the previous quarter.

Diluted earnings per ADS were RMB7.45 (US$1.11) for the first quarter of 2019. Excluding share-based compensation charges and fair value changes of equity securities investments, non-GAAP diluted earnings per ADS were RMB2.93 (US$0.44) for the first quarter of 2019.

As of March 31, 2019, the balance of cash and cash equivalents, restricted cash and short-term investment was RMB61.6 billion (US$9.2 billion).

Business Outlook

For the second quarter of 2019, the Company expects the net revenue growth to continue at a year-over-year rate of approximately 16~21%. This forecast reflects Ctrip’s current and preliminary view, which is subject to change.

Conference Call

Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading provider of online travel and related services, including accommodation reservation, transportation ticketing, packaged tours and in-destination services, corporate travel management, and other travel-related services, will announce its first quarter of 2019 results on Wednesday, May 22, 2019, U.S. Time, after the market closes.

Ctrip’s management team will host a conference call at 8:00PM U.S. Eastern Time on May 22, 2019 (or 8:00AM on May 23, 2019 in the Shanghai/Hong Kong Time) following the announcement.

The conference call will be available on Webcast live and replay at: http://ir.ctrip.com. The call will be archived for twelve months at this website.

Listeners may access the call by dialing the following numbers:

US:	+1-855-8219-305 or +1-240-254-3156
Hong Kong:	+852- 3077-3569
China:	800-820-8527 or 400-612-6501
International:	+65-6653-5870
Passcode:	58826333#

For pre-registration, please click

http://event.onlineseminarsolutions.com/wcc/r/2001877-1/19BF2B975BF8CBC6854754734CF3D6BD

A telephone replay of the call will be available after the conclusion of the conference call until May 31, 2019. The dial-in details for the replay:

International dial-in number:	+65-6653-5846
Passcode:	515102406#

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in the relevant jurisdictions where Ctrip operates, failure to successfully develop Ctrip’s existing or future business lines, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Ctrip’s affiliated Chinese entities and the contractual arrangements among Ctrip, its affiliated Chinese entities and their shareholders, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the issuance, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Ctrip’s unaudited condensed consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Ctrip uses Non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income attributable to Ctrip’s shareholders, and diluted earnings per ordinary share and per ADS, each of which (except for net commission earned) is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under ASC 718, “Compensation-Stock Compensation” and its share-based compensation charges are not tax deductible, and fair value changes of equity securities investments, net of tax, recorded under ASU 2016-1. Ctrip’s management believes the Non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP and may be different from Non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using Non-GAAP financial measures is that Non-GAAP measures exclude share-based compensation charges and fair value changes of equity securities investments that have been and will continue to be significant recurring expenses in Ctrip’s business for the foreseeable future.

Reconciliations of Ctrip’s Non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading provider of online travel and related services, including accommodation reservation, transportation ticketing, packaged tours and in-destination services, corporate travel management, and other travel related services. It enables business and leisure travelers to make informed and cost-effective bookings by aggregating comprehensive travel related information and offering its services through an advanced transaction and service platform consisting of its mobile apps, Internet websites and centralized, toll-free, 24-hour customer service center. The family of travel brands mainly includes: Ctrip, the largest online travel agency in terms of gross merchandise value and best-known travel brand in China; Qunar, a leading online travel agency in China; Trip.com, an online travel agency for global consumers; and Skyscanner, a leading global travel search site. Since its inception in 1999, Ctrip Group has experienced substantial growth and become one of the largest travel service providers in the world.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 12229
Email: iremail@ctrip.com

Ctrip.com International, Ltd.

Unaudited Consolidated Balance Sheets

(In millions, except share and per share data)

	December 31, 2018	March 31, 2019	March 31, 2019
	RMB (million)	RMB (million)	USD (million)
	(unaudited)	(unaudited)	(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	21,530	22,708	3,384
Restricted cash	4,244	5,170	770
Short-term investments	36,753	33,703	5,022
Accounts receivable, net	5,668	6,108	910
Prepayments and other current assets	11,199	11,660	1,737

Total current assets	79,394	79,349	11,823

Long-term deposits and prepayments	768	782	117
Land use rights	94	93	14
Property, equipment and software	5,872	5,851	872
Investments	26,874	34,244	5,102
Goodwill	58,026	57,920	8,630
Intangible assets	13,723	13,502	2,012
Other long-term receivable	229	23	3
Right-of-use asset*	—	814	121
Deferred tax assets	850	649	97

Total assets	185,830	193,227	28,791

LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	36,011	37,924	5,651
Accounts payable	11,714	10,969	1,634
Salary and welfare payable	3,694	3,521	525
Taxes payable	1,019	1,078	161
Advances from customers	9,472	8,646	1,288
Accrued liability for customer reward program	528	494	74
Other payables and accruals*	6,346	6,873	1,024

Total current liabilities	68,784	69,505	10,357

Deferred tax liabilities	3,838	3,978	593
Long-term debt	24,146	24,465	3,645
Other long-term liabilities	329	345	51
Long-term lease liability*	—	599	89

Total liabilities	97,097	98,892	14,735

MEZZANINE EQUITY
Redeemable non-controlling interests	—	437	65

SHAREHOLDERS’ EQUITY

Total Ctrip.com International, Ltd. shareholders’ equity	86,715	91,908	13,695

Non-controlling interests	2,018	1,990	296

Total shareholders’ equity	88,733	93,898	13,991

Total liabilities, mezzanine equity and shareholders’ equity	185,830	193,227	28,791

* The Company adopted ASU No. 2016-02 and ASU No.2018-11, “Leases,” beginning January 1, 2019 and elected to utilize the additional transition method which allowed the Company to initially apply the new lease standard at the adoption date and recognize a cumulative effect adjustment to the opening balance of retained earnings of 2019, with no adjustments to prior periods presented. No cumulative effect adjustment to the opening balance of retained earnings were required. The adoption of the new guidance did not have a material effect on our results of operations, financial condition or liquidity.

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Ctrip.com International, Ltd.

Unaudited Consolidated Statements of Comprehensive Income

(In millions, except share and per share data)

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	March 31, 2018	December 31, 2018	March 31, 2019	March 31, 2019
	RMB (million)	RMB (million)	RMB (million)	USD (million)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue:
Accommodation reservation	2,487	2,656	3,019	450
Transportation ticketing	2,888	3,414	3,354	500
Packaged-tour	834	721	1,045	156
Corporate travel	180	279	238	35
Others	377	515	517	77

Total revenue	6,766	7,585	8,173	1,218

Less: Sales tax and surcharges	(35)	(25)	(9)	(1)

Net revenue	6,731	7,560	8,164	1,217

Cost of revenue	(1,244)	(1,620)	(1,689)	(252)

Gross profit	5,487	5,940	6,475	965

Operating expenses:
Product development ***	(2,160)	(2,718)	(2,544)	(379)
Sales and marketing ***	(2,091)	(2,609)	(2,222)	(331)
General and administrative ***	(646)	(802)	(824)	(123)

Total operating expenses	(4,897)	(6,129)	(5,590)	(833)

Income/(loss) from operations	590	(189)	885	132

Interest income	480	574	487	73
Interest expense	(322)	(422)	(441)	(66)
Other income/(loss) **	397	(1,103)	4,616	688

Income/(loss) before income tax expense, equity in income of affiliates and non-controlling interests	1,145	(1,140)	5,547	827

Income tax expense **	(179)	(35)	(677)	(101)
Equity in income/(loss) of affiliates	78	(66)	(283)	(42)

Net income/(loss)	1,044	(1,241)	4,587	684

Net loss attributable to non-controlling interests	16	51	30	4
Accretion to redemption value of redeemable non-controlling interests	—	—	(4)	(1)

Net income/(loss) attributable to Ctrip.com International, Ltd.	1,060	(1,190)	4,613	687

Comprehensive income/(loss) attributable to Ctrip.com International, Ltd. **	1,459	(1,997)	4,631	690

Earnings/(losses) per ordinary share
- Basic	15.47	(17.32)	66.54	9.91
- Diluted	14.49	(17.32)	59.59	8.88

Earnings/(losses) per ADS
- Basic	1.93	(2.17)	8.32	1.24
- Diluted	1.81	(2.17)	7.45	1.11

Weighted average ordinary shares outstanding
- Basic	68,506,090	68,758,052	69,345,914	69,345,914
- Diluted	75,855,705	68,758,052	79,218,054	79,218,054
- Diluted-non GAAP	80,477,978	74,464,863	79,218,054	79,218,054

*** Share-based compensation included in Operating expenses above is as follows:
Product development	210	239	251	37
Sales and marketing	35	41	38	6
General and administrative	131	170	196	29

** Fair value changes of equity securities investments included in Net income/(loss) is as follow:
Fair value loss/(income) of equity securities investments, net of tax	688	1,253	(3,348)	(499)

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Ctrip.com International, Ltd.

Reconciliation of  GAAP and Non-GAAP Results

(In millions, except % and per share data)

	Quarter Ended March 31, 2019
	GAAP Result	% of Net Revenue	Non-GAAP Adjustment	% of Net Revenue	Non-GAAP Result	% of Net Revenue

Share-based compensation included in Operating expense is as follows:
Product development	(2,544)	31%	251	3%	(2,293)	28%
Sales and marketing	(2,222)	27%	38	0%	(2,184)	27%
General and administrative	(824)	10%	196	2%	(628)	8%
Total operating expenses	(5,590)	68%	485	6%	(5,105)	63%

Income from operations	885	11%	485	6%	1,370	17%

Fair value changes of equity securities investments, net of tax	3,348	41%	(3,348)	-41%	—	0%

Net income attributable to Ctrip’s shareholders	4,613	57%	(2,863)	-35%	1,750	21%

Diluted earnings per ordinary share (RMB)	59.59		(36.15)		23.44

Diluted earnings per ADS (RMB)	7.45		(4.52)		2.93

Diluted earnings per ADS (USD)	1.11		(0.67)		0.44

	Quarter Ended December 31, 2018
	GAAP Result	% of Net Revenue	Non-GAAP Adjustment	% of Net Revenue	Non-GAAP Result	% of Net Revenue

Share-based compensation included in Operating expense is as follows:
Product development	(2,718)	36%	239	3%	(2,479)	33%
Sales and marketing	(2,609)	35%	41	1%	(2,568)	34%
General and administrative	(802)	11%	170	2%	(632)	8%
Total operating expenses	(6,129)	81%	450	6%	(5,679)	75%

(Loss)/income from operations	(189)	-3%	450	6%	261	3%

Fair value changes of equity securities investments, net of tax	(1,253)	-17%	1,253	17%	—	0%

Net (loss)/income attributable to Ctrip’s shareholders	(1,190)	-16%	1,703	23%	513	7%

Diluted (losses)/earnings per ordinary share (RMB)	(17.32)		24.53		7.21

Diluted (losses)/earnings per ADS (RMB)	(2.17)		3.07		0.90

Diluted (losses)/earnings per ADS (USD)	(0.32)		0.45		0.13

	Quarter Ended March 31, 2018
	GAAP Result	% of Net Revenue	Non-GAAP Adjustment	% of Net Revenue	Non-GAAP Result	% of Net Revenue

Share-based compensation included in Operating expense is as follows:
Product development	(2,160)	32%	210	3%	(1,950)	29%
Sales and marketing	(2,091)	31%	35	1%	(2,056)	31%
General and administrative	(646)	10%	131	2%	(515)	8%
Total operating expenses	(4,897)	73%	376	6%	(4,521)	67%

Income from operations	590	9%	376	6%	966	14%

Fair value changes of equity securities investments, net of tax	(688)	-10%	688	10%	—	0%

Net income attributable to Ctrip’s shareholders	1,060	16%	1,064	16%	2,124	32%

Diluted earnings per ordinary share (RMB)	14.49		13.34		27.83

Diluted earnings per ADS (RMB)	1.81		1.67		3.48

Diluted earnings per ADS (USD)	0.29		0.27		0.55

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.7112 on March 29, 2019 published by the Federal Reserve Board.

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